Yucheng Reports Unaudited First Quarter 2011 Financial Results

BEIJING, May, 17, 2011 /PRNewswire-Asia-FirstCall / — Yucheng Technologies Limited (Nasdaq: YTEC) ("Yucheng," the "Company," "we," "us" and "our"), a leading provider of IT Solutions to the financial services industry in China, today announced unaudited financial results for the first quarter ended March 31, 2011.

☐	First quarter software & solutions revenues of US$9.6 million, an increase of 29.6% year over year;

☐	First quarter net revenue (Non-GAAP) 1 of US$11.5 million, an increase of 27.5% year over year;

☐	First quarter net Income (Non-GAAP)6 of US$0.3 million, or US$0.02 per share, as compared to US$-0.1 million, or US$-0.01 per share in the year-ago period;

“We are pleased to report another solid quarter with results ahead of our expectations to open the year of 2011 on a high note.  After a series of divestures of non-core businesses and restructuring in the last 18 months, we started the new year with more focus on our core business of providing Software & Solutions to banks in China. Our better focus and more efficient execution have led to the solid quarterly results. We are quite encouraged by the strong demand across our solution lines. We are confident that we will be able to capitalize on the market opportunities and further consolidate our leadership position in the industry,” said Mr. Hong Weidong, CEO of Yucheng Technologies.

First Quarter 2011 Financial Results

Total revenues for the first quarter of 2011 were US$11.5 million, an increase of 27.5% year over year and a decrease of 47.5% sequentially. The year over year increase was mainly due to the increase of software & solutions revenues. Net revenues (non-GAAP) were the same as total revenues in the first quarter of 2011 and 2010 as we did not record any platform revenues in either period.

Gross margin for the first quarter of 2011 was 50.6%, compared to 48.8% in the year-ago period and 50.6% in the previous quarter. The increase in gross margin year over year was mainly due to the increase of resale services. Gross margin of net revenues (non-GAAP)2 was the same as gross margin of total revenues in the first quarter of 2011 and 2010.

Software & solutions revenues for the first quarter of 2011 were US$9.6 million, an increase of 29.6% year over year and a decrease of 48.7% sequentially to reflect the inherent seasonality.

Gross margin of the software & solutions business for the first quarter of 2011 was 48.3%, compared to 51.0% in the year-ago period and 48.9% in the previous quarter. The decrease in the gross margin was primarily due to the increase of labor costs.

Platform & maintenance services revenues for the first quarter of 2011 were US$1.9 million, compared to US$1.6 million in the year-ago period and US$3.2 million in the previous quarter. Net revenues of platform & maintenance services (non-GAAP) were the same as platform & maintenance services revenues in the first quarter of 2011 and 2010 as we did not record any platform revenues in either period.

Gross margin of platform & maintenance services business for the first quarter of 2011 was 62.7%, compared to 38.5% in the year-ago period and 60.6% in the previous quarter. The increase in gross margin (non-GAAP) was mainly due to the increase of resale services. Gross margin of net revenues (non-GAAP) for platform maintenance services was the same as gross margin of platform & maintenance services business in the first quarter of 2011 and 2010.

Total operating expenses for the first quarter of 2011 increased 28.1% year over year and decreased 32.6% sequentially to US$5.6 million. Total operating expenses (non-GAAP) 3for the first quarter of 2011 increased 23.1% year over year and decreased 29.4% sequentially to US$5.4 million. The year-over-year increase was mainly attributable to stock-based compensation and the increase of labor costs.

Income from operations for the first quarter of 2011 was US$0.2 million, compared to US$-5.5 thousand in the year-ago period and US$2.7 million in the previous quarter. Income from operations (non-GAAP) 4 for the first quarter of 2011 was US$0.5 million, compared to US$37 thousand in the year-ago period and US$3.5 million in the previous quarter.

Operating margin of total revenue was 1.6% for the first quarter of 2011, compared to -0.1% in the year-ago period and 12.4% in the previous quarter. Operating margin of net revenues (non-GAAP) 5 was 3.9% for the first quarter of 2011, compared to 0.4% in the year-ago period and 15.9% in the previous quarter.

In the first quarter of 2011, the Company recorded net income of US$27.6 thousand, or US$0.001 per diluted share, compared to US$-0.1 million, or US$-0.01 per diluted share, in the year-ago period and net income from continued operations in the previous quarter was US$2.4 million, or US$0.12 per diluted share.

Net income (non-GAAP) 6 was US$0.3 million in the first quarter of 2011 or US$0.02 per diluted share. Net income (non-GAAP) in the year-ago period was US$-0.1 million or US$-0.01 per diluted share. Net income from continued operations (non-GAAP) in the previous quarter was US$3.2 million or US$0.16 per diluted share.

As of March 31, 2011, Yucheng had cash and cash equivalents and restricted cash totaling US$16.0 million, compared to US$24.5 million as of December 31, 2010,the decrease of cash and cash equivalents and restricted cash was primarily due to the budgetary cycles of our clients.

Operating cash flow in the first quarter of 2011 was a net outflow of US$7.5 million due to the increase in advance payments for hardware inventories and the increase of inventories.

Business Outlook

For the quarter ending June 30, 2011, Yucheng expects net revenue (non-GAAP) to be approximately US$14.5 million and net income (non-GAAP) per share of US$0.09.

For the fiscal year ending December 31, 2011, we now expect software & solutions revenues to grow at 22.5-25.0%, based on the business development trend we have seen in the first quarter. We are raising our full year guidance of net revenue (non-GAAP) to be in the range of US$71.0 million to US$73.0 million and net income (non-GAAP) per share to be in the range of US$0.44 to US$0.46.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
March 31, 2011 and December 31, 2010

	2011.03.31	2010.12.31
	USD	USD

Assets
Current assets:
Cash and cash equivalent	16,019,385	24,543,450
Trade accounts receivable, net	30,863,133	30,450,034
Costs and estimated earnings in excess of billings on uncompleted contracts	19,951,369	20,136,719
Amounts due from related companies	1,957,584	1,915,032
Inventories	2,513,869	104,971
Pre-contract costs	6,049,800	3,663,791
Other current assets	12,419,944	9,253,506

Total current assets	89,775,084	90,067,503

Investments in and advances to affiliates	4,567,861	4,312,026
Fixed assets	8,758,527	7,568,141
Less: Accumulated depreciation	(3,602,601)	(3,188,857)
Fixed assets, net	5,155,926	4,379,284
Intangible assets, net	3,601,910	3,762,712
Goodwill	28,828,259	28,539,659
Deferred income taxes - Non-current	1,619,859	1,601,666

Total assets	133,548,899	132,662,850

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
March 31, 2011 and December 31, 2010

	2011.03.31	2010.12.31
	USD	USD

Liabilities and stockholders' equity
Current liabilities:
Short term loan	11,149,411	12,230,661
Obligations under capital leases	19,765	47,493
Trade accounts payables	11,110,119	11,761,830
Billings in excess of costs and estimated earnings on uncompleted contracts	1,639,512	3,362,241
Employee and payroll accruals	4,461,824	2,774,039
Dividends payable to ex-owners	11,742	11,624
Due to related parties	731,213	594,008
Outstanding payment in relation to business acquisitions	0	18,175
Income taxes payable	1,780,974	1,480,397
Other current liabilities	9,417,244	7,661,980
Deferred income taxes - Current	126,354	334,258

Total current liabilities	40,448,158	40,276,706

Deferred income taxes	268,572	205,318

Total liabilities	40,716,730	40,482,024

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares;	3,051,674	3,021,220
Additional paid-in capital	58,856,017	58,241,056
Stock-based compensation cost	1,456,228	1,215,943
Reserves	7,691,417	7,614,418
Retained earnings	21,588,685	21,764,816
Accumulated other comprehensive loss	(460,076)	(451,886)

Total YTEC stockholders' equity	92,183,945	91,405,567

Non-controlling interests	648,224	775,259

Total stockholder’s equity	92,832,169	92,180,826

Liabilities and stockholders' equity	133,548,899	132,662,850

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended March 31, 2011 and 2010

	2011 Q1	2010 Q1
	USD	USD

Revenues:
Software & solutions	9,617,915	7,423,677
Platform & maintenance services (net)	1,883,575	1,595,918
Platform services	0	0
Maintenance and ancillary services	1,883,575	1,595,918
Total revenues (non-GAAP)	11,501,490	9,019,595
Platform pass-through costs	0	0

Total revenues	11,501,490	9,019,595

Cost of revenues:
Cost of revenues (net)	(5,677,369)	(4,617,577)
Platform pass-through costs	0	0

Total cost of revenues	(5,677,369)	(4,617,577)

Gross profit	5,824,121	4,402,018

Operating expenses:
Research and development	(545,591)	(507,825)
Selling and marketing	(1,404,311)	(1,092,855)
General and administrative	(3,694,961)	(2,807,311)

Total operating expenses	(5,644,863)	(4,407,991)

Income from continuing operating	179,258	(5,973)

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income (continued)
Three months ended March 31, 2011 and 2010

	2011 Q1	2010 Q1
	USD	USD

Other income (expenses):
Interest income	13,519	12,527
Interest expense	(195,149)	(62,030)
Investment gain (loss)	(22,476)	0
Other income (expense), net	(64)	169

Income (loss) before income tax and minority interests	(24,912)	(55,307)

Income tax benefit (expense)	(82,380)	(203,521)
Minority interests	134,875	120,833

Net income (loss) from continued operations (GAAP)	27,583	(137,995)

Amortization for intangible assets	44,067	42,325
Stock-based compensation cost	227,989	0

Net income (loss) from continued operations (non-GAAP)	299,639	(95,670)

Discontinued operations:
Loss from operations of discontinued subsidiaries	0	(488,726)

Net income (GAAP)	27,583	(616,721)

Net income (non-GAAP)	299,639	(584,396)

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended March 31, 2011 and 2010

	2011 Q1	2010 Q1
	USD	USD

Cash flows from operating activities:
Net income (loss)	27,584	(616,721)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	254,356	553,119
Amortization	380,282	282,415
Loss on disposal fixed assets	711	956
Minority interests	(134,875)	(120,833)
Share of equity in affiliate company	22,476	0
Decrease (increase) in trade accounts receivable, net	(931,607)	(5,791,174)
Decrease (increase) in costs and estimated earnings in excess of billing on uncompleted contracts	281,739	634,030
Decrease (increase) in due from related parties	(23,187)	(180,654)
Decrease (increase) in inventories	(2,407,836)	(4,647,082)
Decrease (increase) in pre-contract costs	(2,348,960)	(1,659,244)
Decrease (increase) in other current assets	(4,815,737)	(153,224)
Decrease (increase) in deferred income taxes assets - Current	0	1,106
Decrease (increase) in deferred income taxes assets - Non-current	(1,996)	36,026
Increase (decrease) in trade accounts payable	(727,687)	(4,820,394)
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	(1,754,156)	1,678,219
Increase (decrease) in employee and payroll accruals	1,664,934	1,358,326
Increase (decrease) in income taxes payable	87,514	11,199
Increase in due to related parties	131,197	0
Increase (decrease) in other current liabilities	2,594,275	(1,956,286)
Increase (decrease) in deferred income taxes liabilities	(3,596)	102,187
Stock-based compensation	227,989	0

Net cash provided by (used in) operating activities	(7,476,580)	(15,288,032)

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended March 31, 2011 and 2010

	2011 Q1	2010 Q1
	USD	USD

Cash flows from investing activities:
Capital expenditures	(957,355)	(660,429)
Payment of purchase of subsidiaries	(18,359)	(235,442)
New investment of joint venture	(800,744)	0
Proceeds from disposal of fixed assets	684	53
Proceeds from disposal of investments under equity method	1,715,881	0

Net cash provided by (used in) investing activities	(59,893)	(895,818)

Cash flows from financing activities:
Payment of capital leases	(29,686)	(115,865)
Proceeds from bank borrowings	4,895,980	8,789,535
Repayments of bank borrowings	(6,100,909)	(8,789,535)

Net cash provided by financing activities	(1,234,615)	(115,865)

Net increase in cash and cash equivalents	(8,771,088)	(16,299,715)

Cash at beginning of period	24,790,473	36,111,587
Cash at end of period	16,019,385	19,811,872

First Quarter 2011 Conference Call Details

Yucheng Management will conduct a conference call to discuss the financial results for the three-month period ended March 31, 2011 on Tuesday, May 17, 2011 at 8:00AM EDT/ 8:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 2566.

US	+1 866 636 3243

China Toll Free Number:	800 888 0221

China Toll Number:	400 810 0025

Hong Kong Toll Number:	+852 3005 1322

All Other Participants:	+86 10 5851 1520

A recording of the call will be accessible within 48 hours on the Investor Relations section of the Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and with approximately 2,200 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng has been ranked in the Global FinTech 100 survey of top technology partners to the financial services industry for three consecutive years. The independent research firm IDC also has named Yucheng one of the top three market share leaders in China's Banking IT solution market every year since 2007. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Reconciliation of non-GAAP Measures

This earnings release presents the following "non-GAAP financial measures" as defined by applicable U.S. securities regulations. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. The non-GAAP financial measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors' overall understanding of the Company's current financial performance and prospects for the future.  These non-GAAP measures have limitations, however, because they do not include all items of income and expenses that impact the Company's operations.  Management compensates for these limitations by also considering the Company's GAAP results.  The non-GAAP financial measures the Company uses are not prepared in accordance with, and should not be considered an alternative to measurements required by GAAP and should not be considered measures of the Company's liquidity.  Pursuant to relevant regulatory requirements, we are providing the following reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures.

(1) Net revenue (non-GAAP)

Yucheng's net revenue (non-GAAP) represents total revenue net of third party hardware and software costs that are passed through to our customers. We believe total revenues net of third party hardware and software costs more accurately reflects our core business, which is the provision of software solutions and services, and provides transparency to our investors. It is also the same measure used by our management to evaluate the competitiveness and development of our business.

Reconciliation of net revenues (non-GAAP) to GAAP total revenues
	2011 Q1	2010 Q1	2010Q4
	(in US dollar thousands)
Total Revenues (GAAP)	11,501	9,020	21,927
Third Party Hardware and Software Costs	-	-	63
Net Revenue (non-GAAP)	11,501	9,020	21,864

Reconciliation of net revenues of platform & maintenance services (non-GAAP) to GAAP total revenues of platform & maintenance services
	2011 Q1	2010 Q1	2010Q4
	(in US dollar thousands)
Total Revenues of platform & maintenance services(GAAP)	1,884	1,596	3,183
Third Party Hardware and Software Costs	-	-	63
Net Revenue of platform & maintenance services(non-GAAP)	1,884	1,596	3,119

(2) Gross margin of net revenue (non-GAAP)

Gross margin of net revenues (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance. Management uses the gross margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP gross margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Gross margin (non-GAAP) to GAAP Gross margin
	2011 Q1	2010 Q1	2010Q4
Gross margin (GAAP)	50.6%	48.8%	50.6%
Third Party Hardware and Software Costs	0.0%	0.0%	0.1%
Gross margin (non-GAAP)	50.6%	48.8%	50.7%

Reconciliation of Gross margin (non-GAAP) for platform & maintenance services to GAAP Gross margin for platform & maintenance services
	2011 Q1	2010 Q1	2010Q4
Gross margin for platform maintenance services (GAAP)	62.7%	38.5%	60.6%
Third Party Hardware and Software Costs	0.0%	0.0%	1.2%
Gross margin for platform maintenance services (non-GAAP)	62.7%	38.5%	61.8%

（3）Operating expenses (non-GAAP)

Operating expenses (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating expenses (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating expenses and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating expenses (non-GAAP) to GAAP Operating expenses
	2011 Q1	2010 Q1	2010Q4
	(in US dollar thousands)
Operating expenses (GAAP)	5,645	4,408	8,378
Share based compensation	228	-	724
Amortization of acquired intangible assets	44	42	44
Operating expenses (non-GAAP)	5,373	4,366	7,611

（4）Operating income (non-GAAP)

Operating income (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating income and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating income (non-GAAP) to GAAP Operating income
	2011 Q1	2010 Q1	2010Q4
	(in US dollar thousands)
Operating income (GAAP)	179	-5	2,714
Share based compensation	228	0	724
Amortization of acquired intangible assets	44	42	44
Operating income (non-GAAP)	451	37	3,481

(5) Operating margin of net revenue (non-GAAP)

Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangible assets and stock-based compensation expenses, divided by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating margin (non-GAAP) to GAAP Operating margin
	2011 Q1	2010 Q1	2010Q4
Operating margin (GAAP)	1.6%	-0.1%	12.4%
Share based compensation	2.0%	0.0%	3.3%
Amortization of acquired intangible assets	0.4%	0.5%	0.2%
Third Party Hardware and Software Costs	0.0%	0.0%	0.0%
Operating margin (non-GAAP)	3.9%	0.4%	15.9%

(6) Net income (non-GAAP)

Net income (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to the previous acquisitions.  We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the net income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes the Company's net income (non-GAAP) measure, when read in conjunction with the Company's GAAP net income measure and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of net income from continued operations (non-GAAP) to GAAP net income from continued operations
	2011 Q1	2010 Q1	2010Q4
	(in US dollar thousands)
Net Income from continuing operations (GAAP)	28	-138	2,394
- Share based compensation	228	0	724
- Amortization of acquired intangible assets	44	42	44
Net Income from continuing operations (non-GAAP)	300	-95	3,161

(7) Net income (non-GAAP) per diluted share

Net income (non-GAAP) per diluted share is calculated by dividing net income (non-GAAP) (which as discussed above excludes stock-based compensation expenses and amortization of acquired intangible assets) by the same number of weighted average shares outstanding used in the computation of net income per diluted share. Management believes that net income (non-GAAP) per diluted share, when used in conjunction with the Company's GAAP net income per diluted share, provides useful information to investors for the same reasons discussed above regarding net income (non-GAAP). In addition, net income (non-GAAP) per diluted share allows investors to evaluate the Company's operating performance from period to period on a per share basis, thus providing a useful basis for assessing the Company's value on a per share basis.

Reconciliation of net income from continued operations (non-GAAP) per diluted share to GAAP net income from continued operations per diluted share
	2011 Q1	2010 Q1	2010Q4
	(in US dollar)
GAAP net income from continued operations Per diluted Share	0.00	-0.01	0.12
- Share based compensation	0.01	-	0.04
- Amortization of acquired intangible assets	0.00	0.00	0.00
Non-GAAP net income from continued operations Per diluted Share	0.02	-0.01	0.16

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as of May 17, 2011. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 20109, and in our interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For more information about Yucheng, please visit www.yuchengtech.com.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com

1 Net revenue (non-GAAP) measures used in this press release represents total revenue net of third-party hardware and software costs.
2 Gross margin of net revenue (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP).
3 Operating expenses (non-GAAP) is calculated by excluding stock-based compensation expenses and amortization of acquired intangible assets.
4 Income from operations (non-GAAP) is calculated by subtract operating expenses (non-GAAP) from gross profits.
5 Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangibles and stock-based compensation expenses, divided by net revenue (non-GAAP)
6 Net income (non-GAAP) measures exclude stock-based compensation expenses, amortization of acquired intangible assets, impairment loss on investment, after-tax dividend income and non-recurring merger related expenses